Exhibit 99.2

News Release

June 30, 2025

TELUS ANNOUNCES RESULTS OF ITS CASH TENDER OFFERS FOR TWO SERIES OF DEBT SECURITIES

Vancouver, B.C. – TELUS Corporation (the “Company”) announced today the results of its previously announced two separate offers (the “Offers”) to purchase for cash the outstanding notes of the series listed in the table below (collectively, the “Notes”).

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2025 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

The Offers expired at 5:00 p.m. (Eastern time) on June 27, 2025 (the “Expiration Date”). The Guaranteed Delivery Date is 5:00 p.m. (Eastern time) on July 1, 2025. The Settlement Date will be July 3, 2025.

According to information provided by Global Bondholder Services Corporation, the Information and Tender Agent in connection with the Offers, US$318,255,000 combined aggregate principal amount of Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, US$789,000 combined aggregate principal amount of Notes were tendered pursuant to the Guaranteed Delivery Procedures and remain subject to the Holders’ performance of the delivery requirements under such procedures. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date pursuant to the Tender Offer Documents.

Acceptance Priority Level	Title of Notes	CUSIP / ISIN Nos. (1)	Principal Amount Outstanding (in millions)	Total Consideration (2)	Principal Amount Tendered (3)	Principal Amount Accepted (3)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	4.600% Notes due November 16, 2048	87971M BH5 /US87971MBH51	US$750	US$834.11	US$189,405,000	US$189,405,000	US$750,000
2	4.300% Notes due June 15, 2049	87971M BK8 /US87971MBK80	US$500	US$788.18	US$128,850,000	US$128,850,000	US$39,000

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase.

(3)	The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m. (Eastern time) on July 1.

Overall, US$318,255,000 aggregate principal amount of Notes have been accepted for purchase, excluding the Notes delivered pursuant to the Guaranteed Delivery Procedures. A condition of the Offers is that the aggregate principal amount purchased in the Offers shall not exceed US$750,000,000 (the “Maximum Purchase Amount”) and that the Maximum Purchase Amount is sufficient to include the aggregate principal amount of all validly tendered and not validly withdrawn Notes of a series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Condition”). The Maximum Purchase Condition has been satisfied with respect to the Offers for both series of Notes. Accordingly, all Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Date have been accepted for purchase.

The financing condition described in the Tender Offer Documents has been satisfied as a result of the closing of the Company’s previously announced offering of junior subordinated notes in an aggregate principal amount of US$1.5 billion.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes have been accepted for purchase in the Offers will receive the applicable Total Consideration specified in the table above for each US$1,000 principal amount of such Notes, which will be payable in cash on the Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes have been accepted for purchase will be paid the Accrued Coupon Payment. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers, including those tendered pursuant to the Guaranteed Delivery Procedures. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depository Trust Company (“DTC”) or its participants.

The Company has retained J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC to act as lead dealer managers and BMO Capital Markets Corp., CIBC World Markets Corp., Scotia Capital (USA) Inc., TD Securities (USA) LLC, Desjardins Securities Inc., National Bank of Canada Financial Inc. and SMBC Nikko Securities America, Inc. to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to J.P. Morgan Securities LLC at +1 (866) 834-4666 (toll-free) or +1 (212) 834-3046 (collect), RBC Capital Markets, LLC at +1 (877) 381-2099 (toll-free) or +1 (212) 618-7843 (collect) or Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

Global Bondholder Services Corporation is acting as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation in New York by telephone at +1 (212) 430-3774 (for banks and brokers only) or +1 (855) 654-2015 (for all others toll-free), or by email at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/telus.

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If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. Upon such termination, any Notes blocked in DTC will be released.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities, and is not an offer to sell or the solicitation of an offer to buy any securities, of the Company or any of its subsidiaries. The Offers were made solely pursuant to the Offer to Purchase. The Offers were not made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Forward-looking Statements

This news release contains statements about future events, including statements regarding the terms and timing for completion of the Offers, including the expected Settlement Date thereof and the satisfaction or waiver of certain conditions of the Offers. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Forward-looking statements are provided herein for the purpose of giving information about the Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis and in our first quarter 2025 management’s discussion and analysis and other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law or the Tender Offer Documents, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 150 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations
Bill Zhang
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com

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